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	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Advance Auto Parts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00751Y 106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00751Y 106

1.		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

FS Equity Partners IV, L.P.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.		SEC Use Only

4.		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 11,494,782 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 9,453,133 (See Item 4)

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,855,774 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 36.0% (See Item 4)

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 00751Y 106

1.		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

FS Capital Partners, L.L.C.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.		SEC Use Only

4.		Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 11,494,782 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 9,453,133 (See Item 4)

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,855,774 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 36.0% (See Item 4)

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 00751Y 106

1.		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Garnett E. Smith

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.		SEC Use Only

4.		Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 94,492 (See Item 4)

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 94,492 (See Item 4)

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 94,492 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) less than 1% (See Item 4)

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 00751Y 106

1.		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Lawrence P. Castellani

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.		SEC Use Only

4.		Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,095,000 (See Item 4)

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,095,000 (See Item 4)

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,095,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 3.0% (See Item 4)

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 00751Y 106

1.		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Jimmie L. Wade

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.		SEC Use Only

4.		Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 91,167 (See Item 4)

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 91,167 (See Item 4)

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 91,167 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) less than 1% (See Item 4)

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 00751Y 106

1.		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

David R. Reid

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.		SEC Use Only

4.		Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 80,333 (See Item 4)

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 80,333 (See Item 4)

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 80,333 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) less than 1% (See Item 4)

12.	Type of Reporting Person (See Instructions)

IN

Item 1.
	(a)		The name of the issuer is Advance Auto Parts, Inc., a Delaware corporation (the “Issuer”).

	(b)		The principal executive office and mailing address of the Issuer is 5673 Airport Road, Roanoke, Virginia 24012.

Item 2.
(a)

The names of the persons filing this statement are:  FS Equity Partners IV, L.P. (“FSEP IV”), FS Capital Partners, L.L.C. (“Capital Partners”), Garnett E. Smith (“Smith”), Lawrence P. Castellani (“Castellani”), Jimmie L. Wade (“Wade”) and David R. Reid (“Reid” and together with FSEP IV, Capital Partners, Smith, Castellani and Wade, the “Filing Persons”).

(b)

FSEP IV and Capital Partners each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California  90025.  Each of Smith, Castellani, Wade and Reid has his principal business address at 5673 Airport Road, Roanoke, Virginia  24012.

	(c)		FSEP IV is a Delaware limited partnership. Capital Partners is a California limited liability company. Each of Smith, Castellani, Wade and Reid is a citizen of the United States of America.

	(d)		This Schedule 13G relates to the Common Stock, $0.01 par value per share of the Issuer.

	(e)		The CUSIP Number of the Common Stock is 00751Y 106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Pursuant to the Form 10-Q of the Issuer filed on November 19, 2002, there were 35,692,563 shares of Common Stock outstanding as of November 13, 2002.  Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

FSEP IV reports direct holdings of 8,092,141 shares of Common Stock (22.7%).  By virtue of being the sole general partner of FSEP IV, Capital Partners may be deemed to have shared voting and dispositive power with respect to those 8,092,141 shares of Common Stock.

Smith reports holdings of 94,492 shares of Common Stock (less than 1%).

Castellani reports holdings of 1,095,000 shares of Common Stock (3.0%), which includes 1,070,000 shares subject to options exercisable within 60 days of December 31, 2002.

Wade reports holdings of 91,167 shares of Common Stock (less than 1%), which includes 66,167 shares subject to options exercisable within 60 days of December 31, 2002.

Reid reports holdings of 80,333 shares of Common Stock (less than 1%), which includes 60,333 shares subject to options exercisable within 60 days of December 31, 2002.

FSEP IV may be deemed to have shared dispositive power of the Common Stock owned by each of Smith, Castellani, Wade and Reid because the terms of options to purchase Common Stock pursuant to the Issuer's 2001 Senior Executive Stock Option Plan contain a drag-along right on sales of stock by any of Smith, Castellani, Wade and Reid in favor of FSEP IV.  FSEP IV has no pecuniary interest in the shares owned by Smith, Castellani, Wade and Reid.  Each of Smith, Castellani, Wade and Reid disclaim beneficial ownership of shares held by any other Filing Person

.FSEP IV, Nicholas F. Taubman (“Taubman”), The Arthur Taubman Trust dated July 13, 1964 (the “Taubman Trust” and together with Taubman, the “Taubman Parties”), Peter J. Fontaine (“Fontaine”), Fontaine Industries Limited Partnership, a Nevada limited partnership (the “Fontaine Partnership”) and the Peter J. Fontaine Revocable Trust (the “Fontaine Trust” and together with Fontaine and the Fontaine Partnership, the “Fontaine Parties”) are parties to an Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of November 28, 2001 (the “Amendment”).  The Amendment amends the Amended and Restated Stockholders Agreement dated as of November 2, 1998 by and among FSEP IV, the Taubman Parties and Advance Holding Corporation, a Virginia corporation (“Holding”) (collectively with the Amendment, the “Stockholders Agreement”).

As a result of the Stockholders Agreement, FSEP IV together with the

Taubman Parties and the Fontaine Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and FSEP IV may be deemed to beneficially own the shares of Common Stock beneficially owned or deemed to be owned by the Taubman Parties and the Fontaine Parties (except, with respect to the Fontaine Parties, the 514 shares beneficially owned by Fontaine that are not subject to the Stockholders Agreement).  FSEP IV has no pecuniary interest in the shares owned by the Taubman Parties and the Fontaine Parties.

The Filing Persons have been advised that based on the assumption there are 35,692,563 shares of Common Stock outstanding, the Taubman Parties beneficially own 2,547,265 shares of Common Stock (7.0%), including 500,000 shares subject to options exercisable within 60 days of December 31, 2002.

The Filing Persons have been advised that based on the assumption there are 35,692,563 shares of Common Stock outstanding, the Fontaine Parties beneficially own 855,890 shares of Common Stock (2.4%), including 514 shares beneficially owned by Fontaine that are not subject to the Stockholders Agreement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Please see Item 2 and Item 4.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

FS EQUITY PARTNERS IV, L.P.
By: FS Capital Partners, L.L.C.
Its: General Partner

*

John M. Roth
Managing Member

FS CAPITAL PARTNERS, L.L.C.

*

John M. Roth
Managing Member

*

Garnett E. Smith

*

Lawrence P. Castellani

*

Jimmie L. Wade

*

David R. Reid

* By:	/s/ JOHN. M. ROTH

John M. Roth
Attorney-in-Fact